John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 28, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 28, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 96 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 97 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). 1 The Amendment was filed for the purpose of adding the ability of each of the Cloud Strategic Large Cap Fund and Cloud Strategic Mid Cap Fund to invest in other investment companies and the associated risks and to change a portfolio manager to the Funds.

On February 6, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

We note that your comments cover, as applicable, both Funds and each of the respective Class A and Class I prospectuses.

[1]	Note that the Trust re-filed the Amendment on January 18, 2013 because the original filing on December 28, 2012 appeared only as a 1933 Act filing and not a 1940 Act filing. The filing made on January 18, 2013 is Post-Effective Amendment 98 under the 33 Act and Post-Effective Amendment 99 under the Investment Company Act of 1940.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2013

Prospectus

Fund Summary – Fees and Expenses of the Fund (Cloud Strategic Large Cap Fund)

1.	Comment: If there are no fee waivers and/or expense reimbursements, please remove the last two line items of the fee table.

Response: The Trust has removed the last two line items in the fee table.

2.	Comment: You indicated that that a new staff position was that due to improved market conditions, funds may have to pay back expenses that have been waived previously, and that in these situations where expenses are being paid back, within its registration statement or other applicable filing, funds should use a separate line item in the fee table, similar to the presentation treatment for a contractual fee waiver, rather than including this in the “Other Expense” line item. You indicated that this position was articulated in an AICPA Investment Companies Expert Panel and that you would send me a link to the minutes from that panel.

Response: We respectfully decline to adjust the fee table as you have indicated. We note that the reference materials you cited to specifically indicate that they are not authoritative positions of the SEC or its staff. The materials go on to state that they do not constitute a statement of the views of the Commission or the staff of the SEC. We note that the cited materials are from 2011 and have not been spoken to in any other context of which we are aware. We believe that absent appropriate detailed guidance from the SEC and its staff about the application of this approach to disclosing recoverable expenses, it could be potentially misleading to add the disclosure you are suggesting.

Fund Summary – Principal Investment Strategies (Cloud Strategic Large Cap Fund)

3.	Comment: Please confirm whether the capitalization range listed of between $800 million and $533 billion is accurate.

Response: The Trust has revised the capitalization range to reflect the range as of December 31, 2012.

Fund Summary – Principal Risks (both Funds)

4.	Comment: The “other investment company” risk disclosure discusses the risks associated with exchange-traded funds (“ETFs”) although ETFs are not noted in the principal investment strategy section. Please add them to the strategy section if they are a principal investment strategy.

Response: The Trust hereby advises that the use of ETFs is a part of the principal investment strategies of the Funds and it has revised the disclosures accordingly.

How to Buy Shares / Website Disclosure (both Funds)

5.	Comment: The disclosure states that the Funds do not maintain a website. Please explain why the following sentence is included in this section as it seems inconsistent with the fact that the Funds do not currently have a website:

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2013

•	The Funds believe that it is very important that an investor fully consider all aspects of their investment and be able to access all relevant information in one location.

Response: The Trust has removed the sentence from the Prospectus.

It was noted that there were no comments to the Statement of Additional Information.

*             *             *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively